Exhibit 99.1

Corporación América Airports S.A. Reports August 2022 Passenger Traffic

Total passenger traffic continued to recover reaching 83.2% of August 2019 traffic levels

Armenia and Ecuador above pre-pandemic levels; Brazil and Argentina at 98% and 80%, respectively

Aircraft movements above 90% of pre-pandemic figures across all countries of operations

LUXEMBOURG--(BUSINESS WIRE)--September 16, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 76.0% YoY increase in passenger traffic in August 2022, reaching 83.2% of August 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Aug'22	Aug'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	2,130	2,142	-0.6%	22,918	11,673	96.3%
International Passengers (thousands)	3,554	987	260.3%	14,489	4,148	249.3%
Transit Passengers (thousands)	629	458	37.2%	3,765	2,904	29.6%
Total Passengers (thousands)	6,313	3,587	76.0%	41,172	18,724	119.9%
Cargo Volume (thousand tons)	26.8	25.8	4.1%	221.7	204.2	8.5%
Total Aircraft Movements (thousands)	69.3	48.2	44.0%	472.6	287.4	64.5%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Aug'22	Aug'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	2,130	4,265	-50.1%	22,918	27,219	-15.8%
International Passengers (thousands)	3,554	2,683	32.4%	14,489	16,416	-11.7%
Transit Passengers (thousands)	629	644	-2.3%	3,765	4,902	-23.2%
Total Passengers (thousands)	6,313	7,592	-16.8%	41,172	48,538	-15.2%
Cargo Volume (thousand tons)	26.8	32.4	-17.2%	221.7	245.8	-9.8%
Total Aircraft Movements (thousands)	69.3	77.1	-10.1%	472.6	497.3	-5.0%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 76.0% compared to the same month of last year, driven by increases across all countries of operations, particularly in Argentina, Italy and Brazil, supported by a continued recovery in travel demand following the gradual lifting of travel restrictions across all countries of operations. Overall passenger traffic recovered to 83.2% of August 2019 levels, from 78.9% in July, with international and domestic passenger traffic reaching 83.2% and 80.9% of August 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 181.4% YoY and reaching 79.5% of August 2019 levels, up from the 75.8% posted in July. International passenger traffic improved to 69.6% of pre-pandemic levels, compared with 68.0% in July, showing a continued recovery since the full re-opening of borders on November 1, 2021 and the lifting of travel requirements. Domestic passenger traffic increased sequentially reaching 83.0% of August 2019 levels, up from the 78.7% posted in July.

In Italy, passenger traffic grew 66.7% YoY reaching 89.2% of August 2019 levels, slightly down from the 91.3% posted in July. Passenger traffic benefited from the summer season and trends are expected to improve further in the coming months, also reflecting the lifting of travel restrictions effective June 1, 2022. Domestic traffic again exceeded pre-pandemic levels, boosted by a strong performance at Pisa Airport.

In Brazil, total passenger traffic increased 28.0% YoY, and reached 97.7% of August 2019 levels, up from 84.6% recorded in July. Domestic traffic, which accounted for 61% of total traffic, stood above 96% of pre-pandemic levels whereas transit passengers reached August 2019 levels.

Total passenger traffic in Uruguay, where traffic is largely international, increased 164% YoY and reached 67.6% of August 2019 levels, slightly above the 65.6% posted in July.

In Ecuador, passenger traffic exceeded, for the first time, pre-pandemic levels of August 2019 and increased 54.3% YoY. International passenger traffic improved to 96.2% of pre-pandemic levels, supported by routes to Europe, as well as the US and Panama, whereas domestic passenger traffic exceeded August 2019 pre-pandemic levels by 7.7%.

In Armenia, where traffic is entirely international, passenger traffic surpassed pre-pandemic levels for the fourth consecutive month, at 114.1% of August 2019 figures, improving from the 111.4% and 112.4% recorded in June and July, respectively. On a YoY basis, passenger traffic increased 30.0%.

Cargo Volume and Aircraft Movements

Cargo volume increased 4.1% YoY and stood at 82.8% of August 2019 levels, or at 84.2% when adjusting for the discontinuation in Peru. Close to 70% of cargo volume came from Argentina and Brazil, which reported volume declines of 12.2% and 47.8% versus August 2019 pre-pandemic levels. Cargo volumes in Uruguay, Armenia and Italy were above pre-pandemic levels, whereas Argentina and Ecuador stood at 87.8% and 85.7%, respectively.

Aircraft movements increased 44.0% YoY reaching 89.9% of August 2019 levels, or at 93.5% when adjusting for the discontinuation of operations in Peru. Around 70% of aircraft movements came from Argentina and Brazil, which reached 90.0% and 95.4% of August 2019 levels, respectively. Aircraft movements in all countries of operations were above 90% of August 2019 levels, with Armenia exceeding pre-pandemic levels by 28.0%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)

	Aug'22	Aug'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,080	1,095	181.4%	20,889	6,405	226.1%
Italy	804	482	66.7%	4,410	1,278	245.0%
Brazil	1,433	1,120	28.0%	10,024	6,948	44.3%
Uruguay	117	44	164.0%	880	177	396.3%
Ecuador	423	274	54.3%	2,740	1,400	95.7%
Armenia	456	351	30.0%	2,229	1,424	56.6%
Peru	-	221	-100.0%	-	1,092	-100.0%
TOTAL	6,313	3,587	76.0%	41,172	18,724	119.9%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,147	13,741	10.2%	119,660	108,330	10.5%
Italy	977	1,110	-12.0%	9,792	9,565	2.4%
Brazil	3,559	4,967	-28.3%	35,579	39,954	-10.9%
Uruguay(2)	2,568	2,301	11.6%	21,950	19,756	11.1%
Ecuador	2,514	2,058	22.1%	22,695	14,389	57.7%
Armenia	2,072	1,333	55.4%	11,995	10,361	15.8%
Peru	-	268	-100.0%	-	1,873	-100.0%
TOTAL	26,837	25,778	4.1%	221,672	204,228	8.5%
Aircraft Movements
Argentina	35,748	19,754	81.0%	243,240	130,334	86.6%
Italy	7,568	6,080	24.5%	46,192	20,651	123.7%
Brazil	12,754	10,828	17.8%	93,107	69,526	33.9%
Uruguay	1,959	1,666	17.6%	17,525	9,018	94.3%
Ecuador	7,172	5,394	33.0%	51,121	33,848	51.0%
Armenia	4,123	2,830	45.7%	21,416	13,047	64.1%
Peru	-	1,606	-100.0%	-	10,942	-100.0%
TOTAL	69,324	48,158	44.0%	472,601	287,366	64.5%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)

	Aug'22	Aug'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,080	3,875	-20.5%	20,889	29,151	-28.3%
Italy	804	902	-10.8%	4,410	5,569	-20.8%
Brazil	1,433	1,467	-2.3%	10,024	12,464	-19.6%
Uruguay	117	173	-32.4%	880	1,490	-40.9%
Ecuador	423	418	1.2%	2,740	3,053	-10.3%
Armenia	456	400	14.1%	2,229	2,092	6.6%
Peru	-	358	-100.0%	-	2,311	-100.0%
TOTAL	6,313	7,592	-16.8%	41,172	56,130	-26.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,147	17,247	-12.2%	119,660	146,445	-18.3%
Italy	977	827	18.1%	9,792	8,494	15.3%
Brazil	3,559	6,823	-47.8%	35,579	62,505	-43.1%
Uruguay(2)	2,568	2,280	12.6%	21,950	18,816	16.7%
Ecuador	2,514	2,933	-14.3%	22,695	27,044	-16.1%
Armenia	2,072	1,773	16.8%	11,995	11,606	3.4%
Peru	-	540	-100.0%	-	3,340	-100.0%
TOTAL	26,837	32,423	-17.2%	221,672	278,250	-20.3%
Aircraft Movements
Argentina	35,748	39,702	-10.0%	243,240	301,737	-19.4%
Italy	7,568	8,379	-9.7%	46,192	53,583	-13.8%
Brazil	12,754	13,370	-4.6%	93,107	106,054	-12.2%
Uruguay	1,959	2,084	-6.0%	17,525	20,071	-12.7%
Ecuador	7,172	7,423	-3.4%	51,121	55,102	-7.2%
Armenia	4,123	3,221	28.0%	21,416	17,636	21.4%
Peru	-	2,894	-100.0%	-	20,165	-100.0%
TOTAL	69,324	77,073	-10.1%	472,601	574,348	-17.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716